Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

A special meeting of shareholders of iShares Trust was held on November 4, 2009.  The shareholder meeting for the iShares S&P 500 Index Fund was subsequently adjourned until November 19, 2009, at which time the shareholders of this Fund approved the proposals.  The results of the shareholder vote were as follows:

Proposal 1
To approve a new investment advisory agreement between the Trust and Barclays Global Fund Advisors (“BGFA”), on behalf of the Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes*
81,574,966	846,979	11,307,345	7,087,558

Proposal 2
To approve a change in the classification of the Fund’s investment objective from a fundamental investment policy to a non-fundamental investment policy.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes*
77,079,469	5,226,833	11,421,319	7,089,227

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.